

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Laila C. Halvorsen
Chief Financial Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda

> **Re: DHT Holdings, Inc.**
> **Registration Statement on Form F-3**
> **Filed June 25, 2020**
> **File No. 333-239430**

Dear Ms. Halvorsen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Erik Tavzel, Esq.